UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

CORBIN MULTI-STRATEGY FUND, LLC

(Name of Subject Company (Issuer))

CORBIN MULTI-STRATEGY FUND, LLC

(Name of Filing Person(s) (Issuer))

SHARES OF LIMITED LIABILITY COMPANY INTEREST
(Title of Class of Securities)

N/A
(CUSIP Number of Class of Securities)

Ann Maurer

235 W. Galena Street

Milwaukee, WI 53212

(414) 299-2270

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Filing Person(s))

With a copy to:
Joshua B. Deringer, Esq.

Drinker Biddle & Reath LLP

One Logan Square, Ste. 2000

Philadelphia, PA 19103-6996

(215) 988-2700

September 30, 2019

(Date Tender Offer First Published,
Sent or Given to Security Holders)

CALCULATION OF FILING FEE

Transaction Valuation:	$32,495,000 (approximately 25% of 7/31 NAV) (a)	Amount of Filing Fee:	$3,938.39 (b)

(a)	Calculated as the aggregate maximum value of Shares being repurchased.

(b)	Calculated at $121.20 per $1,000,000 of the Transaction Valuation.

[ ]	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:
Form or Registration No.:
Filing Party:
Date Filed:

[ ]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]	third-party tender offer subject to Rule 14d-1.

[X]	issuer tender offer subject to Rule 13e-4.

[ ]	going-private transaction subject to Rule 13e-3.

[ ]	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [   ]

Item 1.	SUMMARY TERM SHEET.

•	Corbin Multi-Strategy Fund, LLC (formerly known as GAI Corbin Multi-Strategy Fund, LLC) (the “Fund”) is offering to repurchase Shares (as defined below) in the Fund (the “Offer”) as of the Valuation Date (as defined below) in an amount up to approximately 25.00% of the net assets of the Fund (or approximately $32,495,000 as of July 31, 2019) (the “Offer Amount”) from holders of the Fund (each, a “Member”) at the net asset value (that is, the value of the Fund’s total assets minus its total liabilities, including accrued fees and expenses, multiplied by the proportionate interest in the Fund a Member desires to tender, after giving effect to all allocations), calculated as of the Valuation Date. As used in this Schedule TO, the term “Share” or “Shares” refers to the shares of limited liability company interest in the Fund and/or portions thereof that constitute the two classes of Shares offered by the Fund designated as Class A (“Class A Shares”) and Class I (“Class I Shares”), that are tendered by Members pursuant to the Offer, and includes all or some of a Member’s Shares as the context requires. As of the close of business on July 31, 2019, there was approximately $6,791,292 and $123,188,546 outstanding in capital of the Fund held in Class A Shares and Class I Shares, respectively. Members that desire to tender Shares for repurchase must do so by 11:59 p.m., Eastern Time on October 28, 2019 (the “Initial Notice Due Date”), subject to any extension of the Offer made in the absolute discretion of the Fund’s Board of Managers. The later of the Initial Notice Due Date or the latest time and date that the Fund designates as the deadline and expiration date for Members to tender Shares for repurchase is called the “Notice Due Date,” and is the date upon which the Offer expires. The net asset value per Share will be calculated for this purpose as of December 31, 2019, or at a later date determined by the Fund if the Offer is extended (in each case, the “Valuation Date”).

•	The Fund reserves the right to adjust the Valuation Date to correspond with any extension of the Offer. The Fund will review the net asset value calculation of the Shares during the Fund’s audit for the fiscal year ending on or after the Valuation Date, which the Fund expects will be completed within 60 days of the fiscal year-end, and that net asset value will be used to determine the final amount paid for tendered Shares. Since the Fund’s fiscal year end is March 31, 2020, the Fund expects that the audit will be completed by the end of May 2020.

•	A Member may tender all its Shares or some of its Shares. Members that tender all or a portion of their Shares prior to holding such Shares for 180 calendar days will be subject to an early withdrawal fee due to the Fund equal to 2.0% of the amount requested to be repurchased, to be netted against withdrawal proceeds (the “Early Withdrawal Charge”). In determining whether the repurchase of Shares is subject to an Early Withdrawal Charge, the Fund will repurchase those shares held the longest first. If a Member tenders some of its Shares in an amount that would cause the Member’s remaining Shares to have a NAV of less than $25,000 (except as a result of pro ration), the Board of Managers reserves the right to reduce the amount to be repurchased from the Member so that the required minimum capital account balance is maintained or to repurchase the remainder of the Member’s Shares in the Fund. See Item 4(a)(1)(ii).

•	Shares will be repurchased on a “first in-first out” basis (i.e., the portion of the Shares repurchased will be deemed to have been taken from the earliest capital contribution made by such Member (adjusted for subsequent appreciation and depreciation) until that capital contribution is decreased to zero, and then from each subsequent capital contribution made by such Member (as adjusted) until such capital contribution is decreased to zero).The Fund intends to make an initial payment (“Initial Payment”) for repurchased Shares as follows: (A) for Members from whom the Fund accepts for repurchase only a portion of their Shares, the Fund intends to pay 100% of the estimated unaudited net asset value of the Shares repurchased determined as of the applicable Valuation Date, less any Early Withdrawal Charge relating to such Shares; and (B) for Members from whom the Fund accepts for repurchase all of their Shares, the Fund intends to pay 95% of the estimated unaudited net asset value of the Shares repurchased determined as of the applicable Valuation Date, less any Early Withdrawal Charge relating to such Shares. Initial Payments in connection with tenders generally will be made as of the later of (1) the 45th day after the Valuation Date, or (2) in the sole discretion of Corbin Capital Partners, L.P. (the “Adviser”), if the Fund has requested withdrawals of its investment from any Investment Funds (defined below) in order to fund the repurchase of Shares, within ten Business Days after the Fund has received at least 95% of the aggregate amount so requested to be withdrawn by the Fund from any Investment Funds.

•	The Fund may establish an escrow to hold funds or otherwise earmark funds (including investments) reasonably determined by the Board of Managers to be needed to make both the Initial Payment and, if the Initial Payment is less than 100% of the estimated unaudited net asset value, the balance of the repurchase price. As explained above, the Fund will pay the balance, if any, of the repurchase price based on the audited financial statements of the Fund for the fiscal year in which such repurchase was effective.

•	The Offer is being made to all Members of the Fund and is not conditioned on any minimum number of Shares being tendered. If the Fund accepts the tender of the Member’s Shares, the Fund will make payment for Shares it repurchases from one or more of the following sources: cash on hand, proceeds from the sale of portfolio holdings, interests in Investment Funds that the Fund has requested be withdrawn or borrowings. Although the amounts required to be paid by the Fund will generally be paid in cash, the Fund may, under certain limited circumstances, pay all or a portion of the amounts due by an in-kind distribution of securities. Members that desire to tender Shares for repurchase must do so by 11:59 p.m., Eastern Time, on October 28, 2019 (or if the Offer is extended, by any later Notice Due Date), at which time the Offer is scheduled to expire. Until the Notice Due Date, Members have the right to withdraw any tenders of their Shares. Shares so withdrawn may be re-tendered, however, provided that such tenders are made before the Notice Due Date by following the tender procedures described herein. If the Fund has not yet accepted a Member’s tender of Shares on or prior to November 25, 2019 (i.e., the date 40 business days from the commencement of the Offer), a Member will also have the right to withdraw its tender of its Shares after such date. See Item 4(a)(1)(vi).

•	If a Member would like the Fund to repurchase all or some of its Shares, it should complete, sign and either (i) mail or otherwise deliver a Letter of Transmittal to Corbin Multi-Strategy Fund, LLC, c/o UMB Fund Services, Inc. at 235 W. Galena Street, Milwaukee, Wisconsin 53212, Attention: Tender Offer Administrator; or (ii) fax it to UMBFS at (816) 860-3140, Attention: Tender Offer Administrator, so that it is received before 11:59 p.m., Eastern Time, on October 28, 2019. The value of the Shares is expected to change between July 31, 2019 (the last time prior to the date of this filing as of which net asset value was calculated) and the Valuation Date, the date as of which the value of the Shares being repurchased will be determined and the date as of which the repurchase will be effected. See Item 2(b). Members desiring to obtain the estimated net asset value of their Shares, which the Fund will calculate from time to time based upon the information the Fund receives from investment managers or service providers of the investment funds in which it invests, may contact UMBFS, at (844) 626-7246 or at the address listed on the first page of the Letter of Transmittal, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m. (Eastern Time).

Please note that just as each Member has the right to withdraw its tender prior to the Notice Due Date, the Fund has the right to cancel, amend or postpone the Offer at any time before the Notice Due Date. Also realize that although the Offer is scheduled to expire on October 28, 2019, a Member that tenders all of its Shares will remain a Member of the Fund through the Repurchase Date, notwithstanding the Fund’s acceptance of the Member’s Shares for repurchase.

Item 2.	ISSUER INFORMATION.

(a) The name of the issuer is “Corbin Multi-Strategy Fund, LLC”. The Fund is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as a closed-end, non-diversified management investment company, and is organized as a Delaware limited liability company. The principal executive office of the Fund is located at c/o UMB Fund Services, Inc. at 235 West Galena Street, Milwaukee, Wisconsin 53212, and its telephone number is (844) 626-7246.

(b) The title of the securities that are the subject of the Offer is “shares of limited liability company interest,” or portions thereof, in the Fund, and includes both Class A Shares and Class I Shares. As of the close of business on July 31, 2019, there was approximately $6,791,292 and $123,188,546 outstanding in capital of the Fund held in Class A Shares and Class I Shares, respectively. Subject to the conditions set out in the Offer, the Fund will repurchase Shares in an amount up to the Offer Amount that are tendered by and not withdrawn by Members as described above in Item 1.

(c) There is no established trading market for the Shares, and any transfer thereof is limited by the terms of the Fund’s most recent Memorandum (defined below), as it may be supplemented or amended from time to time.

Item 3.	IDENTITY AND BACKGROUND OF FILING PERSON.

The name of the filing person (i.e., the Fund and the subject company) is “Corbin Multi-Strategy Fund, LLC.” The Fund’s principal executive office is located at c/o UMB Fund Services, Inc. at 235 West Galena Street, Milwaukee, Wisconsin, 53212 and the telephone number is (844) 626-7246. The investment objective of the Fund is to achieve a consistent return on capital, with limited correlation with equity market returns over a full market cycle, through investments in a diversified portfolio of securities and other financial instruments including, but not limited to, securities of United States (“U.S.”) and non-U.S. corporations and other entities, U.S. government securities, non-U.S. government securities, partnership interests, money-market instruments, derivatives on securities and other derivatives, commodity interests including futures contracts, options, options on futures, swaps, forward contracts, currencies and physical commodities, and other financial instruments. The Fund pursues its investment objective principally by allocating its capital among various collective investment vehicles, commonly referred to as “hedge funds” (“Investment Funds”). The Adviser of the Fund is Corbin Capital Partners, L.P. The principal executive office of the Adviser is located at 590 Madison Avenue, 31st Floor New York, New York 10022. The Managers on the Fund’s board of Managers (the “Board of Managers”) are Terrance P. Gallagher, David G. Lee, Robert Seyferth and Gary E. Shugrue. Their address is c/o UMB Fund Services, Inc. at 235 West Galena Street, Milwaukee, Wisconsin 53212.

Item 4.	TERMS OF THE TENDER OFFER.

(a) (1) (i) Subject to the conditions set out in the Offer, the Fund will repurchase Shares in an amount up to the Offer Amount that are tendered by Members by 11:59 p.m., Eastern Time, on October 28, 2019 (or if the Offer is extended, by any later Notice Due Date) and not withdrawn as described in Item 4(a)(1)(vi).

(ii) The value of the Shares tendered to the Fund for repurchase will be the net asset value as of the close of business on December 31, 2019, or, if the Offer is extended, as of any later Valuation Date, after the reduction for all fees (including the Early Withdrawal Charge), any required tax withholding and other liabilities of the Fund to the extent accrued or otherwise attributable to the Shares being repurchased. See Item 4(a)(1)(v) below.

A Member may tender all or some of its Shares. If a Member tenders some of its Shares in an amount that would cause the Member’s remaining Shares to have a net asset value of less than $25,000 (except as a result of pro ration), the Board of Managers reserves the right to reduce the amount to be repurchased from the Member so that the required minimum account balance is maintained or to repurchase the remainder of the Member’s Shares in the Fund.

The Fund will make an Initial Payment for repurchased Shares as follows: (A) for Members from whom the Fund accepts for repurchase only a portion of their Shares, the Fund intends to pay 100% of the estimated unaudited net asset value of the Shares repurchased determined as of the applicable Valuation Date, less any Early Withdrawal Charge relating to such Shares; and (B) for Members from whom the Fund accepts for repurchase all of their Shares, the Fund intends to pay 95% of the estimated unaudited net asset value of the Shares repurchased determined as of the applicable Valuation Date, less any Early Withdrawal Charge relating to such Shares. Initial Payments in connection with tenders generally will be made as of the later of (1) the 45th day after the Valuation Date, or (2) in the sole discretion of the Adviser, if the Fund has requested withdrawals of its investment from any Investment Funds in order to fund the repurchase of Shares, within ten Business Days after the Fund has received at least 95% of the aggregate amount so requested to be withdrawn by the Fund from any Investment Funds. The Fund may establish an escrow to hold funds or otherwise earmark funds (including investments) reasonably determined by the Board to be needed to make both the Initial Payment and, if the Initial Payment is less than 100% of the estimated unaudited net asset value, the balance of the repurchase price. The Fund will pay the balance, if any, of the repurchase price based on the audited financial statements of the Fund for the fiscal year in which such repurchase was effective. This amount will be subject to adjustment upon completion of the annual audit of the Fund’s financial statements for the fiscal year in which the repurchase is effected. Final adjustments of payments in connection with the repurchased Shares generally will be made within approximately 45 days after the completion of the annual audit of the Fund. It is anticipated that the annual audit of the Fund’s financial statements will be completed no later than 60 days after the fiscal year-end of the Fund.

Although the amounts required to be paid by the Fund will generally be paid in cash, the Fund may under certain limited circumstances pay all or a portion of the amounts due by an in-kind distribution of securities. Payments for repurchased Shares may require the Fund to liquidate portfolio holdings in Investment Funds earlier than the Adviser otherwise would liquidate such holdings, potentially resulting in losses and an increase in the Fund’s portfolio turnover. The Fund may, but need not, maintain cash or borrow money to meet repurchase requests. Such a practice could increase the Fund’s operating expenses and impact the ability of the Fund to achieve its investment objective.

In the event that the Adviser or any of its affiliates holds Shares in its capacity as a Member, such Shares may be tendered for repurchase in connection with any repurchase offer made by the Fund, without notice to the other Members.

(iii) The Offer is scheduled to expire at 11:59 p.m., Eastern Time, on October 28, 2019. Members that desire to tender Shares for repurchase must do so by that time, unless the Offer is extended in the absolute discretion of the Board of Managers.

(iv) Not applicable.

(v) At the absolute discretion of the Board of Managers, the Fund reserves the right, at any time and from time to time, to extend the period of time during which the Offer is open by notifying Members of such extension. If the Fund elects to extend the tender period, the net asset value of the Shares tendered for repurchase will be determined at the close of business on a day determined by the Fund and notified to the Members. During any such extension, all Shares previously tendered and not withdrawn will remain subject to the Offer. At the absolute discretion of the Board of Managers, the Fund also reserves the right, at any time and from time to time, up to and including the Notice Due Date, to: (a) cancel the Offer in the circumstances set out in Section 8 of the Offer to Repurchase dated September 30, 2019, and, in the event of such cancellation, not to repurchase or pay for any Shares tendered pursuant to the Offer; (b) amend the Offer; and (c) postpone the acceptance of Shares. If the Fund determines to amend the Offer or to postpone the acceptance of Shares tendered, it will, to the extent necessary, extend the period of time during which the Offer is open as provided above and will promptly notify the Members.

(vi) Until the Notice Due Date, Members have the right to withdraw any tenders of their Shares. Shares so withdrawn may be re-tendered, however, provided that such tenders are made before 11:59 p.m., Eastern Time, October 28, 2019 (or, if the Offer is extended, by any later Notice Due Date) by following the tender procedures described herein. Pursuant to Rule 13e-4(f)(2)(ii) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), if the Fund has not yet accepted a Member’s tender of Shares on or prior to November 25, 2019 (i.e., the date 40 business days from the commencement of the Offer), a Member will also have the right to withdraw its tender of its Shares after such date.

(vii) Members wishing to tender Shares pursuant to the Offer should send or deliver a completed and executed Letter of Transmittal to UMBFS to the attention of the Tender Offer Administrator, at the address set out on the first page of the Letter of Transmittal, or fax a completed and executed Letter of Transmittal to UMBFS, also to the attention of the Tender Offer Administrator, at the fax number set out on the first page of the Letter of Transmittal. The completed and executed Letter of Transmittal must be received by UMBFS, either by mail or by fax, no later than 11:59 p.m., Eastern Time, on October 28, 2019 (or if the Offer is extended, by any later Notice Due Date). The Fund recommends that all documents be submitted to UMBFS by certified mail, return receipt requested, or by facsimile transmission.

Any Member tendering Shares pursuant to the Offer may withdraw its tender as described above in Item 4(a)(1)(vi). To be effective, any notice of withdrawal must be timely received by UMBFS at the address or fax number set out on the first page of the Letter of Transmittal. A tender of Shares properly withdrawn shall not thereafter be deemed to be tendered for purposes of the Offer. Shares so withdrawn may be re-tendered, however, provided that such tenders are made before the Notice Due Date by following the tender procedures described above.

(viii) For purposes of the Offer, the Fund will be deemed to have accepted (and thereby repurchased) Shares that are tendered if and when it gives written notice to the tendering Member of its election to repurchase such Shares.

(ix) If more than the Offer Amount of Shares are duly tendered to the Fund prior to the Notice Due Date and not withdrawn prior to the Notice Due Date, then the Fund will, in its sole discretion, either (a) accept the additional Shares permitted to be accepted pursuant to Rule 13e-4(f)(1)(ii) under the Exchange Act; (b) extend the Offer, if necessary, and increase the amount of Shares that the Fund is offering to repurchase to an amount it believes sufficient to accommodate the excess Shares tendered as well as any Shares tendered during the extended Offer; or (c) accept Shares tendered on or before the Notice Due Date for payment on a pro rata basis based on the aggregate net asset value of tendered Shares. The Offer may be extended, amended or canceled in various other circumstances described in Item 4(a)(1)(v) above.

(x) The repurchase of Shares pursuant to the Offer will have the effect of increasing the proportionate interest in the Fund of Members that do not tender Shares. Members that retain their Shares may be subject to increased risks that may possibly result from the reduction in the Fund’s aggregate assets resulting from payment for the Shares tendered. These risks include the potential for greater volatility due to decreased diversification. Another such risk is that, due to a reduction in the aggregate assets of the Fund, Members that do not tender Shares may bear higher costs to the extent that certain expenses borne by the Fund are relatively fixed and may not decrease if assets decline. These effects may be reduced or eliminated to the extent that additional subscriptions for Shares are made by new and existing Members from time to time. Payment for Shares repurchased pursuant to the Offer could result in the Adviser being required to raise cash to accommodate the tender by liquidating portfolio holdings in the Fund earlier than the Adviser would otherwise have caused these holdings to be liquidated, potentially resulting in losses or increased operating expenses for the Fund.

(xi) Not applicable.

(xii) The following discussion is a general summary of the federal income tax consequences of the repurchase of Shares by the Fund for cash pursuant to the Offer. Members should consult their own tax advisers for a complete description of the tax consequences to them of a repurchase of their Shares by the Fund pursuant to the Offer.

A Member will generally recognize a taxable gain or loss on a sale of their Shares in an amount equal to the difference between their tax basis in the Shares and the amount they receive for them. Generally, this gain or loss will be long-term or short-term depending on whether the holding period exceeds twelve months. Additionally, any loss realized on a disposition of Shares of the Fund may be disallowed under “wash sale” rules to the extent the Shares disposed of are replaced with other Shares of the Fund within a period of 61 days beginning 30 days before and ending 30 days after the Shares are disposed of, such as pursuant to a dividend reinvestment in Shares of the Fund. If disallowed, the loss will be reflected in an upward adjustment to the basis of the Shares acquired.

Pursuant to the regulations directed at tax shelter activity, taxpayers are required to disclose to the Internal Revenue Service certain information on Form 8886 if they participate in a “reportable transaction.” A transaction may be a “reportable transaction” based upon any of several indicia with respect to a Member, including the recognition of a loss in excess of certain thresholds (for individuals, $2 million in one year or $4 million in any combination of years). Members should consult their own tax advisers concerning any possible disclosure obligation with respect to their investment in Shares.

(2) Not applicable.

(b) At the present time, the Fund is not aware of any intentions of any Fund affiliates, officers or Managers to have their Shares (to the extent that they own any) acquired in this tender offer.

Item 5.	PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

The Memorandum provides that the Fund’s Board has the discretion to determine whether the Fund will repurchase Shares from Members from time to time pursuant to written tenders. The Fund is not aware of any contract, arrangement, understanding or relationship relating, directly or indirectly, to this tender offer (whether or not legally enforceable) between: (i) the Fund and the Adviser, or the Fund’s Board, or any person controlling the Fund or controlling the Adviser; and (ii) any other person, with respect to Shares, as disclosed above. The Fund commenced operations as a registered investment company under the 1940 Act on January 4, 2011 and has previously offered to repurchase Shares from Members pursuant to written tenders on a quarterly basis beginning with the quarter ended June 30, 2011.

Item 6.	PURPOSES OF THIS TENDER OFFER AND PLANS OR PROPOSALS.

(a) The purpose of the Offer is to provide liquidity to Members that hold Shares, as contemplated by and in accordance with the procedures set out in the Memorandum.

(b) Shares that are tendered to the Fund in connection with the Offer to Repurchase, if accepted for repurchase, will be repurchased, resulting in an increase in the expense ratios of remaining Shares in the Fund (assuming no further issuances of Shares). The Fund currently expects that it will accept subscriptions for Shares as of the first day of each month, but is under no obligation to do so, and may do so more frequently as determined by the Board of Managers.

(c) None of the Fund, the Adviser or the Board of Managers or any person controlling the Fund, the Adviser or the Board of Managers has any plans or proposals that relate to or would result in: (1) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Fund; (2) any purchase, sale or transfer of a material amount of assets of the Fund; (3) any material change in the present distribution policy or indebtedness or capitalization of the Fund; (4) any change in the present Board of Managers or in the management of the Fund including, but not limited to, any plans or proposals to change the number or the term of Members of the Board of Managers, or to fill any existing vacancy on the Board of Managers or to change any material term of the employment contract of any executive officer; (5) any other material change in the Fund’s corporate structure or business, including any plans or proposals to make any changes in its investment policies, for which a vote would be required by Section 13 of the 1940 Act; (6) the acquisition by any person of additional Shares (other than the Fund’s intention to accept subscriptions for Shares on the first day of each month and from time to time in the discretion of the Board of Managers), or the disposition of Shares (other than through periodic repurchase offers, including the Offer); or (7) any changes in the Fund’s Second Amended and Restated Limited Liability Company Agreement or other governing instruments or other actions that could impede the acquisition of control of the Fund. Because Shares are not traded in any market, Subsections (6), (7) and (8) of Regulation M-A ss. 229.1006(c) are not applicable to the Fund.

Item 7.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a) The Fund expects that the amount offered for the repurchase of Shares pursuant to the Offer, which will not exceed the Offer Amount (unless the Fund elects to repurchase a greater amount), will be paid from one or more of the following sources: cash on hand, proceeds from the sale of and/or delivery of portfolio holdings, or borrowings (as described in paragraph (d) below). Upon its acceptance of tendered Shares for repurchase, the Fund will maintain daily, as an entry on its books, a distinct account consisting of (i) cash, (ii) liquid securities and/or (iii) interests in Investment Funds that the Fund has requested be withdrawn in an amount equal to the aggregate estimated unpaid dollar amount of any proceeds owed by the Fund to a Member, as described above.

(b) There are no material conditions to the financing of the transaction. There are currently no alternative financing plans or arrangements for the transaction.

(c) Not applicable.

(d) None of the Fund, the Adviser or the Board of Managers or any person controlling the Fund, the Adviser or the Board of Managers has determined at this time to borrow funds to repurchase Shares tendered in connection with the Offer. Depending on the dollar amount of Shares tendered and prevailing general economic and market conditions; the Fund, in its sole discretion, may decide to seek to borrow money to fund all or a portion of the repurchase amount for Shares, subject to compliance with applicable law. The Fund expects that the repayment of any amounts borrowed will be financed from additional funds contributed to the Fund by existing or new Members or by the withdrawal of interests in Investment Funds.

Item 8.	INTEREST IN SECURITIES OF THE ISSUER.

(a) As of August 1, 2019, none of the Fund’s Managers or officers held any Shares.

(b) Other than transactions conducted pursuant to the continuous offering of Shares and the previous tender offer for the repurchase of Shares, there have not been any transactions involving Shares in the last 60 days. The Fund’s previous tender offer for the repurchase of Shares had an expiration date of July 19, 2019.

Item 9.	PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

No persons have been directly or indirectly employed or retained or are to be compensated by the Fund to make solicitations or recommendations in connection with the Offer.

Item 10.	FINANCIAL STATEMENTS.

(a) (1) The Fund will prepare, and transmit to Members, an unaudited semi-annual and an audited annual report with financial statements of the Fund and the schedule of investments of the Fund within 60 days after the close of the period for which the report is being made, or as otherwise required by the 1940 Act. The Fund commenced operations as a registered investment company under the 1940 Act on January 4, 2011 and has a fiscal year end of March 31. Accordingly, reference is made to the audited annual financial statements of the Fund for the annual period ended March 31, 2019, which were filed with the SEC on Form N-CSR on June 7, 2019 (File number 811-22517), and which are incorporated by reference in their entirety for the purpose of filing this Schedule TO. The Fund mailed these audited financial statements to Members on or about May 29, 2019. Reference is also made to the audited financial statements of the Fund for the annual period ended March 31, 2018, which were filed with the SEC on Form N-CSR on June 4, 2018 (File number 811-22517), and which are incorporated by reference in their entirety for the purpose of filing this Schedule TO. The Fund mailed these audited annual financial statements to Members on or about May 29, 2018. Reference is also made to the audited annual financial statements of the Fund for the period ended March 31, 2017, which were filed with the SEC on Form N-CSR on June 8, 2017 (File number 811-22517), and which are incorporated by reference in their entirety for the purpose of filing this Schedule TO. The Fund mailed these audited annual financial statements to Members on or about May 29, 2017. Reference is also made to the audited annual financial statements of the Fund for the period ended March 31, 2016, which were filed with the SEC on Form N-CSR on June 3, 2016 (File number 811-22517), and which are incorporated by reference in their entirety for the purpose of filing this Schedule TO. The Fund mailed these audited annual financial statements to Members on or about May 29, 2016. Reference is also made to the audited annual financial statements of the Fund for the period ended March 31, 2015, which were filed with the SEC on Form N-CSR on June 5, 2015 (File number 811-22517), and which are incorporated by reference in their entirety for the purpose of filing this Schedule TO. Reference is also made to the audited annual financial statements of the Fund for the period ended March 31, 2014, which were filed with the SEC on Form N-CSR on June 6, 2014 (File number 811-22517), and which are incorporated by reference in their entirety for the purpose of filing this Schedule TO. Reference is also made to the audited annual financial statements of the Fund for the period ended March 31, 2013, which were filed with the SEC on Form N-CSR on June 7, 2013 (File number 811-22517), and which are incorporated by reference in their entirety for the purpose of filing this Schedule TO. Reference is also made to the audited annual financial statements of the Fund for the period ended March 31, 2012, which were filed with the SEC on Form N-CSR on June 8, 2012 (File number 811-22517), and which are incorporated by reference in their entirety for the purpose of filing this Schedule TO. Reference is also made to the audited annual financial statements of the Fund for the period ended March 31, 2011, which were filed with the SEC on Form N-CSR on June 6, 2011 (File number 811-22517), and which are incorporated by reference in their entirety for the purpose of filing this Schedule TO.

(2) The Fund is not required to and does not file quarterly unaudited financial statements under the Exchange Act. The Fund does not have earnings per share information.

(3)	Not applicable.

(4)	Class A NAV per Share $93.34 (7/31/19)

Class I NAV per Share $102.17 (7/31/19)

(b) The Fund’s assets will be reduced by the amount of the tendered Shares that are repurchased by the Fund.

Item 11.	ADDITIONAL INFORMATION.

(a)	(1)	None.

(2)	None.

(3)	Not applicable.

(4)	Not applicable.

(5)	None.

(b)	None.

Item 12.	EXHIBITS.

Reference is hereby made to the following exhibits, which collectively constitute the Offer to Members and are incorporated herein by reference:

A.	Cover Letter to Offer to Repurchase and Letter of Transmittal.

B.	Offer to Repurchase.

C.	Form of Letter of Transmittal.

D.	Form of Notice of Withdrawal of Tender.

E.	Forms of Letters from the Fund to Members in connection with the Fund’s acceptance of tenders of Shares.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set out in this statement is true, complete and correct.

CORBIN MULTI-STRATEGY FUND, LLC

By:		/s/ Daniel Friedman
	Name:	Daniel Friedman
	Title:	Vice President

September 30, 2019

EXHIBIT INDEX

EXHIBITS

A	Cover Letter to Offer to Repurchase and Letter of Transmittal.

B	Offer to Repurchase.

C	Form of Letter of Transmittal.

D	Form of Notice of Withdrawal of Tender.

E	Forms of Letters from the Fund to Members in connection with the Fund’s acceptance of tenders of Shares.